Exhibit 3.1

VIRPAX PHARMACEUTICALS, INC.

AMENDMENT TO BYLAWS

This Amendment to the Amended and Restated Bylaws (the “Bylaws”) of Virpax Pharmaceuticals, Inc., as adopted by the Board of Directors pursuant to Article VI of said Bylaws, is effective as of the 5th day of June, 2023.

Article I, Section 1.6 of the Bylaws, entitled “Quorum”, be, and hereby is, deleted in its entirety and replaced with the following:

1.6 Quorum. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, the holders of thirty-four percent (34%) of the voting power of the shares of the capital stock of the Corporation issued and outstanding and entitled to vote at the meeting, present in person, present by means of remote communication in a manner, if any, authorized by the Board in its sole discretion, or represented by proxy, shall constitute a quorum for the transaction of business; provided, however, that where a separate vote by a class or classes or series of capital stock is required by law or the Certificate of Incorporation, the holders of a majority in voting power of the shares of such class or classes or series of the capital stock of the Corporation issued and outstanding and entitled to vote on such matter, present in person, present by means of remote communication in a manner, if any, authorized by the Board in its sole discretion, or represented by proxy, shall constitute a quorum entitled to take action with respect to the vote on such matter. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum.